November 6th, 2020

United States

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Washington, DC 20544

RE: Form 1-A , File No: 024-10606

To whom it may concern,

     Spotlight Capital Holdings, Inc hereby withdraws the Form 1-A POS Amendment No. 3 filed October 27th, 2020. The above referenced Form 1-A filing was initially qualified on January 24th, 2017, and the period applicable to such amendment has expired in accordance with 17 CFR §230.251 (d)(3)(i)(F) and the amended filing is not permissible or applicable under the statute. The administration of Spotlight Capital Holdings, Inc apologizes for any inconvenience this filing may have caused and will rectify the offering updates as soon as possible hereafter.

Sincerely,

/s/ Aaron C. Johnson

Aaron C. Johnson - CEO